EXHIBIT 99.1

TTI Telecom Reports Fourth Quarter and Year-End 2009 Financial Results

ROSH HA'AYIN, Israel, Feb. 24, 2010 (GLOBE NEWSWIRE) -- TTI Team Telecom International Ltd. (Nasdaq:TTIL), ('the Company'), a global supplier of Operations Support Systems (OSS) to communications service providers, today announced results for the fourth quarter and full year ended December 31, 2009.

Total revenues for the fourth quarter were $10.7 million, compared with $10.3 million in the third quarter of 2009, and $11.3 million for the fourth quarter of 2008. Total operating expenses were $5.0 million, compared to $4.9 million in the third quarter of 2009 and $6.1 million in the fourth quarter of 2008.

Operating income for the quarter was $566,000 compared with $744,000 in the third quarter of 2009 and an operating loss of $150,000 for the fourth quarter of 2008. Net income was $15,000, or $0.00 per basic and diluted share, compared to $1.3 million, or $0.07 per basic and diluted share for the third quarter of 2009 and a net loss of $2.1 million, or $0.13 per basic and diluted share in the fourth quarter of 2008.

Total revenues for the twelve months ended December 31, 2009 were $42.5 million, compared to $50.3 million in 2008. Total operating expenses for 2009 were $20.4 million, compared to $27.1 million in 2008.

As part of the 2004 capital draft, the company issued warrants that were intended for purchasing ordinary company shares. As a result of the adoption of a new accounting standard on January 1st, 2009, these warrants are no longer eligible to be classified as equity.  Therefore, the company is now required to present the fair value of the warrants as a liability and to record any changes in their fair value during the period as a financial expense or as income. During the course of 2009, the fair value of these warrants appreciated by approximately 600 thousand dollars that offset part of our financial income. Excluding this non-cash charge, our net income for 2009 was 3.3 million dollars.

Operating income for the period was $2.6 million compared with an operating loss of $54,000 in 2008. Net income was $2.7 million, or $0.14 per basic and diluted share, compared to a net loss of $2.0 million, or $0.12 per basic and diluted share for the year ended December 31, 2008.

As of December 31, 2009, the Company had approximately $30.9 million in cash, liquid investments, and short term deposits.

Commenting on the results, Meir Lipshes, Chairman and CEO of TTI Telecom, stated, "Looking at 2010, we rely on the overall anticipation of a gradual recovery in capital spending. We believe that there are many opportunities for sustainable growth. However, we do expect our customers to still remain cautious and we also expect them to continue seeking high value, low TCO, and fast ROI. We believe that our investments in the LTE domain, the awareness of customers changed decision making practices and the still effective cautious financial management of TTI's operations will all bolster TTI in its goal to be a preferred choice for customers and hence TTI's market position."

Conference Call Information:

Management will host a conference call on February 24, 2010, 9:00am ET for interested investors and analysts. To participate in the live call, please dial the following teleconferencing numbers at least five minutes before the scheduled start time: (888) 229-0736 in the U.S., or (706) 679-0692 internationally. Participants will be asked to provide the following access code: 56356365. For those unable to participate in the live call, a replay will be available two hours after the call's completion. To access the replay, please call (800) 642-1687 in the U.S., and (706) 645-9291 internationally. The access code for the replay is 56356365. The recording will be available from: 02/24/2010 12:30 to 03/03/2010 23:59. Additionally, a recording of the call will be available, as an MP3 file at www.tti-telecom.com

About TTI Telecom:

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions – Fault Management (FaM) and Performance Management (PMM) – that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

TTI TEAM TELECOM INTERNATIONAL LTD.
STATEMENTS OF INCOME
(in thousands of U.S. dollars)

	Year ended December 31,		Three months ended December 31,

	2008	2009	2008	2009

Revenues
Product	29,101	22,741	5,593	5,737
Services	21,232	19,794	5,659	4,999

Total revenues	50,333	42,535	11,252	10,736

Cost of revenues:
Product	15,627	13,473	3,449	3,712
Services	7,627	6,141	1,836	1,487

Total cost of revenues	23,254	19,614	5,285	5,199

Gross profit	27,079	22,921	5,967	5,537

Operating expenses:
Research and development	11,407	7,478	2,736	1,635
Sales and marketing	9,883	7,994	2,274	2,013
General and administrative	5,843	4,899	1,107	1,323

Total operating expenses	27,133	20,371	6,117	4,971

Operating income (loss)	(54)	2,550	(150)	566
Financial income (loss), net	(554)	522	(440)	(606)

Income (loss) before taxes on income	(608)	3,072	(590)	(40)
Taxes on income	371	79	85	(55)

Income from continuing operations	(979)	2,993	(675)	15
Income (loss) from discontinued operations	(1,022)	(314)	(1,445)	0
Net Income	(2,001)	2,679	(2,120)	15

Net income attributed to preferred shares from continuing and discontinued operation	0	464	0	2

Net income (loss) attributed to ordinary shares from continuing operation	(979)	2,529	(675)	13

Net loss attributed to ordinary shares from discontinued operation	(1,022)	(314)	(1,445)	0

Basic and diluted income (loss) per share attributable to Ordinary shareholders
From continuing operations	(0.06)	0.16	(0.04)	0.00
From discontinued operations	(0.06)	(0.02)	(0.09)	0.00
Net income per share	(0.12)	0.14	(0.13)	0.00

Weighted average number of shares used for computing net income per share to ordinary shareholders-Basic and Diluted	16,003,158	16,003,158	16,003,158	16,003,158
TTI TEAM TELECOM INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S dollars)

	December 31, 2008	December 31, 2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	24,921	22,980
Short term deposits	0	7,887
Trade receivables	9,790	7,904
Unbilled receivables	3,093	1,630
Related parties	459	529
Other accounts receivable and prepaid expenses	2,150	2,295
Current assets of discontinued operations	958	0

Total current assets	41,371	43,225

LONG-TERM INVESTMENTS:

Investment in affiliate	165	165
Severance pay fund	3,836	4,229

Total long-term investments	4,001	4,394

PROPERTY AND EQUIPMENT
Cost	25,771	18,458
Less - accumulated depreciation	18,572	12,594

Property and equipment, net	7,199	5,864

Total Assets	52,571	53,483

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	2,187	1,594
Related parties	420	194
Deferred revenues	3,648	3,368
Other accounts payable and accrued expenses	6,040	6,603
Liabilities of discontinued operations	844	0

Total current liabilities	13,139	11,759

ACCRUED SEVERANCE PAY	6,412	6,279

Long term liability	1,372	1,141

SHAREHOLDERS' EQUITY:
Share capital	2,595	2,595
Additional paid-in capital	75,251	75,278
Retained earnings (Accumulated deficit)	(46,198)	(43,569)

Total liabilities and shareholders' equity	31,648	34,304

	52,571	53,483
CONTACT:  TTI Team Telecom International Ltd.
          Rebecca (Rivi) Aspler, Director, Investor Relations
          +972-3-926-9093
          Mobile: +972-54-777-9093
          Fax:  +972-3-926-9574
          rebecca.aspler@tti-telecom.com